

Mail Stop 6010

July 15, 2008

VIA U.S. MAIL

Ms. Carrie L. Majeski
President, Chief Executive Officer (principal executive and financial officer)
5556 Highway 9
Armstrong, IA 50514

   RE: Art's-Way Manufacturing Co., Inc
      Form 10-KSB for the fiscal year ended November 30, 2007
      Filed February 20, 2008
      File No. 000-05131

Dear Ms. Majeski:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

          Sincerely,

          Brian Cascio
          Accounting Branch Chief